UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SCHEDULE 14D-9

Solicitation/Recommendation Statement
under Section 14(d)(4) of the Securities Exchange Act of 1934
(Amendment No. 1)

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YATRA ONLINE, INC.
(Name of Subject Company)

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YATRA ONLINE, INC.
(Name of Person Filing Statement)

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Ordinary Shares, par value $0.0001 per share
(Title of Class of Securities)

G98338109
(CUSIP Number of Class of Securities)

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Siddhartha Gupta
Chief Executive Officer
Yatra Online, Inc.
Gulf Adiba, Plot No. 272, 4th Floor
Udyog Vihar, Phase II, Sector-20
Gurugram-122008, Haryana, India
+91-124-4591700

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the person filing statement)

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With copies to:

Jocelyn Arel

Robert Masella

Leonard Wood

Goodwin Procter LLP

620 Eighth Avenue

New York, NY 10018

(212) 459-7058

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☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Introduction

This Amendment No. 1 to Schedule 14D-9 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (as amended from time to time, the “Statement”) originally filed by Yatra Online, Inc., an exempted company incorporated under the laws of the Cayman Islands (the “Company”), with the Securities and Exchange Commission on September 1, 2026. The Statement relates to the unsolicited partial tender offer by Magna Holdings Ltd., a British Virgin Islands private company limited by shares, to purchase up to 20,000,000 of the issued and outstanding ordinary shares of the Company, par value $0.0001 per share (the “Shares”), representing approximately 31% of the Company’s issued and outstanding Shares (on an as-converted basis) as of June 30, 2026, for $1.10 per Share in cash, without interest and less any applicable withholding taxes. Except as otherwise set forth in this Amendment, the information set forth in the Statement remains unchanged.

The Statement is hereby amended and supplemented as follows:

Item 9. Exhibits

The following exhibits are filed with this Statement:

Exhibit No.	Description
(a)(2)	Cover letter to the Company’s 14D-9, issued on September 1, 2026.
(a)(3)	Press release issued by the Company on September 1, 2026.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date: September 1, 2026

YATRA ONLINE, INC.

By:	/s/ Siddhartha Gupta
Siddhartha Gupta
Chief Executive Officer

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